SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DIGITAL IMPACT, INC.

(Name of Subject Company (Issuer))

ADAM MERGER CORPORATION

a wholly owned subsidiary of

ACXIOM CORPORATION

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

25385G 10 6

(CUSIP Number of Class of Securities)

Jerry C. Jones

Acxiom Corporation

#1 Information Way

P. O. Box 8180

Little Rock, Arkansas 72203

Telephone: (501) 342-1000

(Name, address and telephone number of

person authorized to receive notices

and communications on behalf of filing persons)

With a copy to:

John P. Fletcher, Esq.

Goodloe M. Partee, Esq.

Kutak Rock LLP

425 W. Capitol Avenue

Suite 1100

Little Rock, Arkansas 72201

Telephone: (501) 975-3000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee(2)

$151,330,102	$17,812

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation assumes the purchase of 37,237,172 shares of common stock of Digital Impact, Inc. (based on shares outstanding as of March 23, 2005) at a purchase price of $3.50 per share. The transaction value also includes the offer price of $3.50 per share multiplied by 6,000,000, the estimated number of outstanding options to purchase shares of common stock of Digital Impact, Inc. with an exercise price of less than or equal to $3.50 per share.

(2)	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and equals 0.00011770 of the transaction valuation based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission (the “Commission”) on December 9, 2004.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to the offer by Adam Merger Corporation (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Acxiom Corporation, a Delaware corporation (“Acxiom”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Digital Impact, Inc., a Delaware corporation (the “Company” or “Digital Impact”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), for $3.50 per Share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchaser, dated April 1, 2005 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). This Schedule TO is being filed on behalf of Acxiom and the Purchaser.

Pursuant to General Instruction F to Schedule TO, all information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated by reference in answer to Items 1 through 9 and 11 in this Schedule TO, except those items as to which information is specifically provided herein. The Agreement and Plan of Merger, dated as of March 25, 2005, among Acxiom, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto, and the Stockholder Agreement, dated March 25, 2005, copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 5 through 11 of this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated April 1, 2005
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	Press Release issued by Acxiom and the Company on March 28, 2005 (incorporated herein by reference to the pre-commencement Schedule TO filed by Acxiom on March 28, 2005)
(a)(1)(H)	Summary Advertisement as published in The Wall Street Journal on April 1, 2005
(b)	Third Amended and Restated Credit Agreement dated as of March 24, 2005 among Acxiom Corporation, the lenders party thereto and JPMorgan Chase Bank, N. A. (incorporated herein by reference to Exhibit 10.2 to Acxiom’s Current Report on Form 8-K dated March 29, 2005)
(d)(1)	Agreement and Plan of Merger, dated March 25, 2005, among Acxiom, Purchaser and the Company (incorporated herein by reference to Exhibit 10.1 to Acxiom’s Current Report on Form 8-K dated March 29, 2005)
(d)(2)	Form of Stockholder Agreement, dated March 25, 2005, between Acxiom and certain stockholders of the Company
(d)(3)	Confidentiality Agreement, dated March 9, 2005, between Acxiom and the Company
(d)(4)	Amendment No. 1 to Preferred Stock Rights Agreement dated as of March 24, 2005, by and between the Company and Computershare Investor Services LLC. (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form 8A/A dated March 28, 2005)
(d)(5)	Employment Agreement, dated March 25, 2005, betweenWilliam Park and Acxiom
(d)(6)	Employment Agreement, dated March 25, 2005, between Gerardo Capiel and Acxiom
(d)(7)	Employment Agreement, dated March 25, 2005, between Kevin Johnson and Acxiom
(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAM MERGER CORPORATION

By:	/S/ Jerry C. Jones

Name:	Jerry C. Jones

Title:	Vice President/Assistant Secretary

ACXIOM CORPORATION

By:	/S/ Jerry C. Jones

Name:	Jerry C. Jones

Title:	Business Development/Legal Leader

Dated:  April 1, 2005

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)	Offer to Purchase dated April 1, 2005
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	Press Release issued by Acxiom and the Company on March 28, 2005 (incorporated herein by reference to the pre-commencement Schedule TO filed by Acxiom on March 28, 2005)
(a)(1)(H)	Summary Advertisement as published in The Wall Street Journal on April 1, 2005
(b)	Third Amended and Restated Credit Agreement dated as of March 24, 2005 among Acxiom Corporation, the lenders party thereto and JPMorgan Chase Bank, N. A. (incorporated by reference to Exhibit 10.2 to Acxiom’s Current Report on Form 8-K dated March 29, 2005)
(d)(1)	Agreement and Plan of Merger, dated March 25, 2005, among Acxiom, Purchaser and the Company (incorporated by reference to Exhibit 10.1 to Acxiom’s Current Report on Form 8-K dated March 29, 2005)
(d)(2)	Form of Stockholder Agreement, dated March 25, 2005, between Acxiom and certain stockholders of the Company
(d)(3)	Confidentiality Agreement, dated March 9, 2005, between Acxiom and the Company
(d)(4)	Amendment No. 1 to Preferred Stock Rights Agreement dated as of March 24, 2005, by and between the Company and Computershare Investor Services LLC. (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form 8A/A dated March 28, 2005)
(d)(5)	Employment Agreement, dated March 25, 2005, between William Park and Acxiom
(d)(6)	Employment Agreement, dated March 25, 2005, between Gerardo Capiel and Acxiom
(d)(7)	Employment Agreement, dated March 25, 2005, between Kevin Johnson and Acxiom
(g)	Not applicable
(h)	Not applicable